SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 4)

                         GENERAL ACCEPTANCE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368749107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  John J. Sabl
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                                 (317) 817-6708
--------------------------------------------------------------------------------
        (Name, Address, Telephone Number of Persons Authorized to Receive
                           Notices and Communications)

                                 April 20, 1998
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box.


[   ]

      CUSIP No.  . . . . . . . . . . . . . . . . . . . . . . . . . . . 368749107
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON . . . . . . . . . . . . . . . . . . Conseco, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  . . . . . .  35-1468632

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [   ]   (b)  [ X ]

--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . NA

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [   ]

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               Indiana

--------------------------------------------------------------------------------

Number of         7.       SOLE VOTING POWER                                   0

Shares -------------------------------------------------------------------------

Beneficially      8.       SHARED VOTING POWER                        73,314,000

Owned By -----------------------------------------------------------------------

Each              9.       SOLE DISPOSITIVE POWER                              0


Reporting ----------------------------------------------------------------------

Person With      10.      SHARED DISPOSITIVE POWER                    73,314,000

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      73,314,000

--------------------------------------------------------------------------------


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
      [   ]

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      97.1%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON                                                HC

      CUSIP No.  . . . . . .. . . . . . . . . . . . . . . . . . . . .  368749107
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON . . . . . . . . . . . . . . .  CIHC, Incorporated

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               51-0356511

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [   ]   (b)  [ X ]

--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS                                                        N/A

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [   ]

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

--------------------------------------------------------------------------------

Number of         7.       SOLE VOTING POWER                          20,314,000


Shares            --------------------------------------------------------------


Beneficially      8.       SHARED VOTING POWER                        53,000,000

Owned By          --------------------------------------------------------------

Each              9.       SOLE DISPOSITIVE POWER                     20,314,000

Reporting         --------------------------------------------------------------

Person With      10.      SHARED DISPOSITIVE POWER                    53,000,000

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      73,314,000

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
      [   ]

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      97.1%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON                                                HC

      CUSIP No.  . . . . . . . . . . . . . . . . . . . . . . . . . .   368749107
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON . . . . . Capitol American Life Insurance Company

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               34-1083130

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [   ]   (b)  [ X ]

--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS                                                         WC

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [   ]

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               Arizona

--------------------------------------------------------------------------------

Number of         7.       SOLE VOTING POWER                          40,000,000

Shares            --------------------------------------------------------------

Beneficially      8.       SHARED VOTING POWER                                 0

                  --------------------------------------------------------------
Owned By

Each              9.       SOLE DISPOSITIVE POWER                     40,000,000

Reporting         --------------------------------------------------------------

Person With       10.      SHARED DISPOSITIVE POWER                            0

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      40,000,000

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
      [   ]

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.0%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON                                                IC

      CUSIP No.  . . . . . . . . . . . . . . . . . . . . . . . . . . . 368749107
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON . . .. . Great American Reserve Insurance Company

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               75-0300900

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [   ]   (b)  [ X ]

--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS                                                         WC

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [   ]

--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                 Texas

--------------------------------------------------------------------------------

Number of         7.       SOLE VOTING POWER                          13,000,000


Shares            --------------------------------------------------------------


Beneficially      8.       SHARED VOTING POWER                                 0


Owned By          --------------------------------------------------------------

Each              9.       SOLE DISPOSITIVE POWER                     13,000,000


Reporting         --------------------------------------------------------------

Person With      10.      SHARED DISPOSITIVE POWER                             0

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,000,000

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
      [   ]

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      36.6%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON                                                IC

Item 1.  Security and Issuer.

         This Amendment No. 4 to Schedule 13D is being filed by Capitol American Life Insurance Company ("Capitol American"), Conseco, Inc. ("Conseco"), CIHC, Incorporated, ("CIHC") and Great American Reserve Insurance Company ("Great American") relating to the Common Stock, no par value (the "Common Stock"), of General Acceptance Corporation, an Indiana corporation (the "Company"). Great American and Capitol American are wholly-owned subsidiaries of CIHC. CIHC is a wholly-owned subsidiary of Conseco.

         The Company's principal executive offices are located at 1025 Acuff Road, Bloomington, Indiana 47404.

Item 2.  Identity and Background.

         The information previously filed pursuant to Item 2 of this Schedule 13D, as amended, is unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         On April 20, 1998, the reporting persons completed the transactions disclosed in Amendment No. 3 to Schedule 13D, dated March 12, 1998. Effective April 27, 1998, Conseco exercised its warrant to purchase 500,000 shares of Common Stock for $125,000 and immediately transferred such shares to CIHC as a capital contribution. Otherwise, the information previously filed pursuant to
Item 3 of this Schedule 13D, as amended, is unchanged.

Item 4.  Purpose of Transaction.

         Pursuant to the closing of the transactions previously reported as pending and the exercise of a warrant to purchase 500,000 shares of Common Stock, CIHC now owns in excess of 90% of the shares of Common Stock currently outstanding. Such ownership would permit CIHC to conduct a short form merger of the Company thereby acquiring the shares CIHC does not own. Conseco is currently exploring its alternatives with respect to its investment in the Company which may involve a short form merger although there can be no assurance that any such transaction will ever occur nor can there be any assurance as to what price would be paid pursuant to any such transaction, if it ever occurred. Conseco did pay $.30 per share to members of the Algood family for their shares of Common Stock. Additionally, pursuant to the terms of the

Securities Purchase Agreement between CIHC and the Algoods, Conseco has requested that Russell Algood and Malvin Algood resign from the Board of Directors of the Company. Conseco also believes that the other non-Conseco members of the Board of Directors will soon resign from the Board. At this time Conseco has no plans for filling any vacancies created by such resignations.


Item 5.  Interest in Securities of the Issuer.

         (a) As a result of Capitol American's ownership of $10,000,000 of the Debentures, Capitol American beneficially owns 40,000,000 shares of the Common Stock representing approximately 64.0% of the shares of Common Stock deemed to be outstanding. Such beneficial ownership is based upon the conversion of the Debentures at a conversion price of $.25 per share for $10,000,000 of Debentures.

         As a result of Great American's acquisition of $3,250,000 of the Algood Notes, Great American beneficially owns 13,000,000 shares of the Common Stock representing approximately 36.6% of the shares of Common Stock deemed to be outstanding. Such beneficial ownership is based upon the conversion of the Algood Notes at a conversion price of $.25 per share for $3,250,000 of Algood Notes.

         As a result of CIHC's acquisition of 16,000,000 shares of Common Stock from the Company, purchase of 3,814,000 shares of Common Stock from the Algoods and contribution by Conseco of 500,000 shares of Common Stock pursuant to the exercise of the Warrant, CIHC beneficially owns, directly, 20,514,000 shares of Common Stock representing 90.2% of the shares of Common Stock deemed to be outstanding. As a result of the beneficial ownership of Capitol American and Great American, CIHC, directly and indirectly, beneficially owns 73,314,000 shares of Common Stock representing 97.1% of the deemed outstanding shares of Common Stock.

         As a result of the ownership of Common Stock by CIHC, Capitol American and Great American, Conseco, directly and indirectly, beneficially owns 73,314,000 shares of Common Stock representing approximately 97.1% of the deemed outstanding shares of Common Stock.

         (b) Upon conversion of the Debentures, Capitol American will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 40,000,000 shares of Common Stock. Upon conversion of the Algood Notes, Great American will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 13,000,000 shares of Common Stock. Upon purchase of the Common Stock by CIHC as described above, CIHC has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 20,314,000 shares of Common Stock. Through its ownership of Capitol American and Great American, CIHC may be deemed to share the power to direct the vote or disposition of the 53,000,000 shares of Common Stock beneficially owned by Capitol American and Great American. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, CIHC expressly disclaims beneficial ownership of such shares and declares that the filing of this statement shall not be construed as an admission of any such beneficial ownership. Through its ownership of CIHC, Capitol American and Great American, Conseco may be deemed to share the power to direct the vote or disposition of the 73,314,000 shares of Common Stock beneficially owned by CIHC, Capitol American and Great American. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Conseco expressly disclaims beneficial ownership of the shares beneficially owned by Capitol American and Great American and declares that the filing of this statement shall not be construed as an admission of any such beneficial ownership.

         (c) The only transactions involving the Common Stock effected during the past 90 days by Capitol American, Great American, Conseco or CIHC are as described in this Schedule 13D, as amended hereby.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     Other than the occurrence of the closing of the transactions previously reported as pending, the information previously filed pursuant to Item 6 of the
Schedule 13D, as amended, is unchanged.

Item 7.  Material to Be Filed as Exhibits.

         *(1) Securities Purchase Agreement, dated as of April 11, 1997, between the Company and Capitol American.

         *(2) 12% Subordinated Convertible Note, dated April 11, 1997, in the principal amount of $10,000,000 issued to Capitol American.

         *(3) Stockholders' Agreement, dated as of April 11, 1997, among the Company, Conseco, Capitol American and the stockholders named therein.

         *(4) Registration Rights Agreement, dated as of April 11, 1997, between the Company and Capitol American.

         (5) Joint Filing Agreement, dated as of April 29, 1998, between Capitol American, Great American, Conseco and CIHC.

         **(6) Agreement, dated as of September 16, 1997, between the Company and Conseco.

         **(7) Guaranty, dated September 16, 1997, issued by Conseco for the benefit of General Electric Capital Corporation.

         **(8) Warrant, dated as of September 16, 1997, issued by the Company to Conseco.

         **(9) 12% Subordinated Convertible Note, dated as of September 16, 1997, issued by the Company to Conseco.

         **(10) Amendment No. 1 to Securities Purchase Agreement, dated as of September 16, 1997, between the Company and Capitol American.

         **(11) Amendment No. 1 to Stockholders' Agreement, dated as of September 16, 1997, among the Company, Conseco, Capitol American and the stockholders named therein.

         **(l2) Registration Rights Agreement, dated as of September 16, 1997, between the Company and Conseco.

         **(13) Conseco Subordination Agreement, dated as of September 16, 1997, among the Company, Capitol American, Conseco and the stockholders named therein.

         **(14) Algood Subordination Agreement,  dated as of

     September  16,  1997,   among  the  Company,   Capitol   American  and  the
     stockholders named therein.

         ***(15) Securities Purchase Agreement, dated as of March 12, 1998, between the Company and CIHC.

         ***(16) Securities Purchase Agreement, dated as of March 12, 1998, among CIHC and the stockholders named therein.

         ***(17) Assignment, dated March 24, 1998, between CIHC and Great American.

         *(18) 12% Subordinated Convertible Note, dated April 11, 1997, payable by General Acceptance Corporation to Malvin J. Algood.

         *(19) 12% Subordinated Convertible Note, dated April 11, 1997, payable by General Acceptance Corporation to Russell E. Algood.

     ----------
         * Incorporated by reference from the Form 10-K filed by the Company on April 15, 1997.

         ** Incorporated by reference from the Schedule 13D filed by Capitol American, Conseco and CIHC on September 29, 1997.

         ***Incorporated by reference from the Schedule 13D of Capitol American, Great American, Conseco and CIHC dated March 12, 1998.

                                   SIGNATURES


         After reasonable Inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 1998

                                                Capitol American Life Insurance
                                                  Company


                                                By:/s/Rollin M. Dick
                                                --------------------------------
                                                Name: Rollin M. Dick
                                                Title: Executive Vice President


                                                Conseco, Inc.


                                                By:/s/Rollin M. Dick
                                                --------------------------------
                                                Name: Rollin M. Dick
                                                Title: Executive Vice President


                                                CIHC, Incorporated

                                                By:/s/William T. Devanney, Jr.
                                                --------------------------------
                                                Name:   William T. Devanney, Jr.
                                                Title:  Vice President


                                                Great American Reserve Insurance
                                                 Company

                                                By:/s/Rollin M. Dick
                                                --------------------------------
                                                Name: Rollin M. Dick
                                                Title: Executive Vice President